U.S. Bancorp Fund Services LLC

615 East Michigan Street

Milwaukee, WI 53202

December 2, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Funds
File Nos.: 333-28697 and 811-08243

Dear Sir or Madam:

On behalf of Direxion Funds (the “Trust”), filed herewith is Post-Effective Amendment No. 118 to the Trust’s Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933, as amended (also filed as Amendment No. 119 to the Registration Statement under the Investment Company Act of 1940, as amended). Post-Effective Amendment No. 118 is being filed for the purpose of making changes to the names, investment objectives and investment strategies of the Commodity Trends Strategy Fund and Currency Trends Strategy Fund, and converting Investor Class shares to Class A shares for the Commodity Trends Strategy Fund, Currency Trends Strategy Fund, Direxion/Wilshire Dynamic Fund and Direxion Long/Short Global IPO Fund (the “Funds”). In addition, the Trust has determined to remove the Service Class from each of the Funds.

Pursuant to Rule 485(a)(1), the Trust normally anticipates that this filing would be effective 60 days after filing or as soon as possible thereafter. At or before that time, the Trust will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this Registration Statement. The purpose of that filing will be to update any missing information and/or file updated exhibits to the Registration Statement.

If you have any questions concerning the foregoing, please contact Kevin Christy of K&L Gates LLP at (202) 778–9195.

Sincerely,

/s/ Adam R. Henkel
Adam R. Henkel, Esq.
For U.S. Bancorp Fund Services, LLC
Enclosures